Exhibit 99.1

ROGERS CABLE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THIRD QUARTER
ENDED SEPTEMBER 30, 2004

In this Management’s Discussion and Analysis (“MD&A”) of operating results and financial position, the terms “we”, “us”, and “our” refer to Rogers Cable Inc.

This discussion should be read in conjunction with our 2003 Annual MD&A and our 2003 Annual Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”) for interim financial statements. Please refer to Note 23 to our 2003 Annual Consolidated Financial Statements for a summary of the differences between Canadian GAAP and United States (“U.S.”) GAAP.

Throughout this MD&A, percentage changes are calculated using numbers rounded to the decimal to which they appear. All dollar amounts are in Canadian dollars unless otherwise indicated.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements concerning the future performance of our business, its operations and its financial performance and condition. These forward-looking statements include, among others, statements with respect to our objectives, and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. When used in this document, the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations. We caution that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of factors, including economic conditions, technological change, regulatory change and competitive factors, many of which are beyond our control. Therefore, future events and results may vary significantly from what we currently foresee. We are under no obligation (and we expressly disclaim any such obligation) to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. For a more detailed discussion of factors that may affect actual results, see the Risks and Uncertainties discussions in our 2003 Annual MD&A.

COMPANY OVERVIEW

We are Canada’s largest cable television company, serving approximately 2.25 million basic subscribers, representing approximately 29% of the basic cable subscribers in Canada. We

Rogers Cable Inc.	1	Third Quarter 2004

provide digital cable services to approximately 627,000 households and Internet service to approximately 879,500 subscribers at September 30, 2004.

We have highly-clustered and technologically advanced broadband cable networks in Ontario, New Brunswick and Newfoundland. Our Ontario cable systems, which comprise approximately 90% of our approximately 2.25 million basic cable subscribers, are concentrated in and around three principal clusters (i) the greater Toronto area, Canada’s largest metropolitan centre; (ii) Ottawa, the capital city of Canada, and (iii) the Guelph to London corridor in southern Ontario. Our New Brunswick and Newfoundland cable systems in Atlantic Canada comprise the balance of our subscribers.

Through our technologically advanced broadband networks, we offer a diverse range of services, including analog and digital cable television services and residential and commercial Internet services. At September 30, 2004, 99% of the homes passed in our service areas had digital cable available and 96% of the homes passed were two-way addressable.

We also offer digital video disc (“DVD”), videocassette and video game sales and rentals through Rogers Video, Canada’s second largest chain of video rental stores. There were 288 Rogers Video stores at September 30, 2004, many of which provide customers with the additional ability to purchase cable and wireless products and services, to pay their cable television, Internet or Rogers Wireless Communications Inc. (“Rogers Wireless”, “Wireless”, or “RWCI”) bills and to pick up or return Rogers digital cable and Internet equipment.

In addition, on February 12, 2004, together with our parent, Rogers Communications Inc. (“RCI”), we announced an initiative to deploy an advanced broadband Internet Protocol multimedia network to support primary line voice-over-cable telephony and other new telephony services across our cable service areas, with the roll-out of that network expected to begin in mid 2005.

COMPANY STRATEGY

Our business strategy is to maximize our revenue, operating income and return on invested capital by leveraging our technologically advanced cable network to meet the information, entertainment and communications needs of our subscribers. We remain committed to our strategy and believe the financial and operating results of the three and nine months ended September 30, 2004 reflect continued progress against our stated strategy.

SUMMARY CONSOLIDATED FINANCIAL RESULTS FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2004

For purposes of this discussion, our revenue has been classified according to the following categories:

•
Core cable, which includes revenue derived from: (a) analog cable service, consisting of basic cable service fees plus extended basic (or tier) service fees, and access fees for use of channel capacity by third and related parties, and (b) digital cable service, consisting of digital channel service fees, including premium and specialty service subscription fees, pay-per-view (“PPV”) service fees, video-on-demand (“VOD”) and revenue earned on the sale and rental of digital set-top terminals;

Rogers Cable Inc.	2	Third Quarter 2004

•	Internet, which includes service revenues from residential and commercial Internet access service and modem sale and rental fees; and

•
Rogers Video, which includes the sale and rental of DVDs, videocassettes, video games and confectionary, as well as commissions Rogers Video earns while acting as an agent to sell other Rogers’ services, such as wireless, Internet and digital cable.

Our operating expenses are segregated into four categories for assessing business performance:

•	Cost of Video store sales, which is comprised of Rogers Video store merchandise and depreciation related to the acquisition of DVD, videocassettes and game rental assets;

•
Sales and marketing expenses, which include sales and retention-related advertising and customer communications, as well as other customer acquisition costs such as sales support and commissions and costs of operating, advertising and promoting the Rogers Video store chain;

•
Operating, general and administrative expenses which include all other expenses incurred to operate the business on a day-to-day basis and to service subscriber relationships, including: (a) the monthly contracted payments for the acquisition of programming paid directly to programming suppliers as well as to copyright collectives and the Canadian Programming Production funds; (b) Internet interconnectivity and usage charges and the cost of operating our Internet service; (c) technical service expenses, which includes the costs of operating and maintaining our cable networks as well as certain customer service activities such as installations and repair; (d) customer care expenses, which include the costs associated with customer order-taking and billing inquiries; (e) community television expenses, which consist of the costs to operate a series of local community-based television stations in the communities served by our cable services, that has traditionally filled a unique and localized customer-oriented niche; (f) other general and administrative expenses; and (g) expenses related to the national management of the Rogers Video stores; and

•	Management fees paid to RCI.

Rogers Cable Inc.	3	Third Quarter 2004

Summarized Consolidated Financial Results

	Three Months Ended September 30,			Nine Months Ended September 30,

(In millions of dollars, except per share amounts)	2004	2003	% Chg	2004	2003	% Chg

Operating revenue (1)
Core cable	$316.4	$298.6	6.0	$933.2	$878.5	6.2
Internet	96.5	81.7	18.1	278.2	236.2	17.8

Total cable revenue	412.9	380.3	8.6	1,211.4	1,114.7	8.7
Video stores	77.4	66.1	17.1	228.3	200.8	13.7
Intercompany eliminations	(0.9)	(0.8)	-	(2.4)	(2.5)	-

Total operating revenue	489.4	445.6	9.8	1,437.3	1,313.0	9.5
Operating expenses (1)
Cost of Video Stores sales	36.0	29.0	24.1	105.9	91.7	15.5
Sales and marketing expenses	68.3	49.3	38.5	186.0	146.8	26.7
Operating, general and administrative expenses	212.8	200.5	6.1	630.2	590.2	6.8
Management fees	9.8	8.8	11.4	28.7	26.0	10.4
Intercompany eliminations	(0.9)	(0.8)	-	(2.4)	(2.5)	-

Total operating expense	326.0	286.8	13.7	948.4	852.2	11.3
Operating profit (2)
Cable	166.4	162.0	2.7	499.9	473.1	5.7
Video stores	6.8	5.6	21.4	17.7	13.7	29.2
Management fees	(9.8)	(8.8)	11.4	(28.7)	(26.0)	10.4

Total operating profit	163.4	158.8	2.9	488.9	460.8	6.1
Depreciation and amortization	112.2	122.9	(8.7)	348.4	363.4	(4.1)

Operating income	51.2	35.9	42.6	140.5	97.4	44.3
Interest expense	(60.9)	(61.8)	(1.5)	(181.8)	(180.6)	0.7
Foreign exchange gain (loss)	9.5	1.5	-	(49.7)	34.8	-
Loss on repayment of long-term debt	-	-	-	(18.0)	(5.9)	-
Writedown of investments	-	-	-	(0.5)	-	-
Change in the fair value of derivative instruments	(2.7)	-	-	37.1	-	-
Investment and other income (expense)	-	1.1	-	(0.4)	4.5	-
Income tax expense	(1.5)	(1.7)	(11.8)	(4.3)	(5.8)	(25.9)

Loss	$(4.4)	$(25.0)	-	$(77.1)	$(55.6)	-

Loss per share, basic and diluted	$(0.02)	$(0.12)	-	$(0.35)	$(0.28)	-
Total assets	$3,725.2	$3,759.3	(0.9)	$3,725.2	$3,759.3	(0.9)
Total liabilities	$3,180.9	$2,989.4	6.4	$3,180.9	$2,989.4	6.4
Property, plant and equipment expenditures ("PP&E")	$126.5	$122.1	3.6	$344.6	$335.1	2.8
Operating profit margin: (3)
Cable	40.3%	42.6%		41.3%	42.4%
Video stores	8.8%	8.5%		7.8%	6.8%

Total	33.4%	35.6%		34.0%	35.1%

(1)	As reclassified - see the “New Accounting Standards - Revenue Recognition” section.

(2)	As defined - see the “Key Performance Indicators and Non-GAAP Measures- Operating Profit” section.

(3)	As defined - see the “Key Performance Indicators and Non-GAAP Measures- Operating Profit Margin” section.

Cable operating highlights and significant developments for the third quarter of 2004 included:

•	Total quarterly operating revenue increased 9.8%, driven by 6.0% growth in our core cable operations, 18.1% growth in our Internet services, and 17.1% growth in our Video store operations.

•
Total operating profit increased 2.9% in the third quarter of 2004, with 2.7% growth in our combined cable and Internet operations and 21.4% growth at our Video stores. As described below, the quarterly operating profit growth reflects the impacts of the expensing of stock options, increases in pension expense, certain start-up costs associated with cable telephony, and accounting changes related to revenue recognition.

Rogers Cable Inc.	4	Third Quarter 2004

•
We had growth in revenue generating units (RGUs) of 77,100 during the quarter, driven by 43,300 net new Internet subscribers and 37,300 net new digital cable households, offset modestly by a net loss of 3,500 basic cable subscribers.

•
We began the roll out of an all-digital channel line-up, with all analog channels now fully digitized to offer picture and sound in digital format to customers who have a Rogers Digital Cable terminal or personal video recorder. With the all digital line-up, these customers are able to experience all of our extensive programming offering in 100% digital format, while at the same time retaining the ability to watch the analog channels on any cable outlet in the house without the need for extra digital boxes.

•
We launched our powerful new broadband Rogers Yahoo! Hi-Speed Internet offering and completed the transition of our Ontario and New Brunswick high-speed Internet customer bases to the new platform. This integrated broadband experience seamlessly combines broadband speed with a compelling suite of powerful services, including safety and security features with award-winning parental controls; a powerful email system with industry-leading e-mail anti-virus, SpamGuard Plus and 2 gigabytes of storage; Rogers Yahoo! Photos with unlimited storage; Rogers Yahoo! Messenger; Internet music and radio; and Rogers Yahoo! Games.

•	We continued the rollout of our “Rogers on Demand” service, increasing the number of homes passed by 535,000 and increasing the number of titles available on the service to over 1,900.

•	We added Nascar In-car and NCAA football and basketball to our “Super Sports Pak”, which builds upon our position as a premium provider of sports programming in Canada.

•
We recorded a loss of $4.4 million in the three months ended September 30, 2004 compared to a loss of $25.0 million in the corresponding period in 2003, with the $20.6 million improvement driven by the $15.3 million increase in operating income.

Cable Revenue and Subscribers

	Three Months Ended September 30,				Nine Months Ended September 30,

(Subscriber statistics in thousands, except ARPU)	2004	2003	Chg	% Chg	2004	2003	Chg	% Chg

Homes passed					3,270.1	3,195.1	75.0	2.3
Basic cable subscribers					2,248.8	2,260.9	(12.1)	(0.5)
Basic cable, net additions (losses)	(3.5)	5.9	(9.4)	-	(20.7)	(9.5)	(11.2)	-
Core cable ARPU $	46.95	44.17	2.78	6.3	45.95	43.16	2.79	6.5
Internet subscribers (1)					879.5	736.5	143.0	19.4
Internet, net additions (1)	43.3	36.1	7.2	19.9	101.7	108.0	(6.3)	(5.8)
Internet (Residential) ARPU $	36.92	37.60	(0.68)	(1.8)	36.67	37.74	(1.07)	(2.8)
Digital terminals in service					729.3	562.7	166.6	29.6
Digital terminals, net additions	48.0	43.9	4.1	9.3	115.6	106.6	9.0	8.4
Digital households					627.0	492.1	134.9	27.4
Digital households, net additions	37.3	35.2	2.1	6.0	91.8	90.6	1.2	1.3
VIP customers					698.9	637.7	61.2	9.6
VIP customers, net additions	16.5	13.4	3.1	23.1	37.3	44.7	(7.4)	(16.6)

(1)
Effective in the third quarter of 2004, we modified the reporting of Internet subscribers to include only those subscribers with service installed, operating and on billing and to exclude those subscribers who have subscribed to the service but installation of the service was still pending. Historically we had included both those subscribers that had the service installed and those with installations pending. The impact of this

Rogers Cable Inc.	5	Third Quarter 2004

change in the presentation of Internet subscriber net additions for the three months ended September 30, 2004 and 2003 was to reduce net additions by 1,575 and 2,933, respectively. Prior period results for Internet subscribers and net additions have been conformed to this current presentation. Schedule 1 to this MD&A presents historical quarterly subscriber results under both our current and previous reporting.

Core Cable Revenue

Core cable revenue, which accounted for 64.7% of total revenues in the three month period ended September 30, 2004, totalled $316.4 million, a $17.8 million or 6.0% increase over 2003. Analog cable service increased year-over-year by $8.8 million due to price increases in August 2003 and July 2004 with the remaining $9.0 million increase primarily attributable to increased penetration of our digital cable services.

The increase in Core cable average monthly revenue per subscriber (“ARPU”) to $46.95 from $44.17 reflects the growing penetration of our digital products, our continued up-selling of customers into more expensive programming packages, and pricing changes. Price increases on basic service in July 2004 and August 2003 contributed to an overall lift in ARPU despite the net reduction of 3,500 basic subscribers in the current quarter which was associated with competitive activity and the impact of price increases. The popularity of our bundled offerings and our VIP customer loyalty program has continued, with an additional 37,300 VIP members added so far during 2004, the majority of whom upgraded to more expensive tiers of service, bringing the VIP program penetration of our basic cable subscriber base to 31.1%. We estimate that approximately 1 million customers now subscribe to two or more of Rogers’ cable, Internet and wireless services and we expect this trend to continue as we continue to develop and advertise unique product bundles and provide for billing of multiple services on a single bill.

Internet Revenue

The growth of $14.8 million, or 18.1%, in Internet revenue primarily reflects the 19.4% increase in the number of Internet subscribers. Average revenue per residential Internet subscriber per month for the three month period ended September 30, 2004 was $36.92, a modest decrease from $37.60 for the corresponding 2003 period, due to increased discounts as well as an increase in the proportion of subscribers to our lower priced entry level Internet offerings. Year-over-year, the Internet subscriber base has grown by 143,000, resulting in 39.1% Internet penetration in our service areas of basic cable households, and 26.9% Internet penetration as a percentage of homes passed.

Video Stores Revenue

The $11.3 million, or 17.1%, increase in Rogers Video stores revenue reflects the combination of an 11.3% increase in same store revenues and an increase in the number of stores at September 30, 2004 to 288 compared to 276 at September 30, 2003. (“Same stores” are stores that were open for a full year in both 2004 and 2003). The strong Video store sales results as compared to 2003 are attributable to an increase in the number of popular titles that were available in the quarter and higher average revenue per customer visit. At the end of September 2004, many of the Rogers Video stores were integrated stores that offered access to a wide variety of cable, Internet and Rogers Wireless products and services, in addition to the DVD and core video rental and sales offerings.

Rogers Cable Inc.	6	Third Quarter 2004

Cable and Video Stores Operating Expenses

	Three Months Ended September 30,			Nine Months Ended September 30,

(In millions of dollars)	2004	2003	% Chg	2004	2003	% Chg

Cable operating expenses: (1)
Sales and marketing expenses	$38.4	$21.1	82.0	$94.5	$61.6	53.4
Operating, general and administrative expenses	208.1	197.2	5.5	617.1	580.0	6.4

Total Cable operating expenses	246.5	218.3	12.9	711.6	641.6	10.9
Video stores operating expenses
Cost of sales	36.0	29.0	24.1	105.9	91.7	15.5
Sales and marketing expenses	29.9	28.2	6.0	91.5	85.2	7.4
Operating, general and administrative expenses	4.7	3.3	42.4	13.1	10.2	28.4

Total Video stores operating expenses	70.6	60.5	16.7	210.5	187.1	12.5
Management fees	9.8	8.8	11.4	28.7	26.0	10.4
Intercompany eliminations	(0.9)	(0.8)	-	(2.4)	(2.5)	-

Operating expenses	$326.0	$286.8	13.7	$948.4	$852.2	11.3

(1)	As reclassified - see the “New Accounting Standards - Revenue Recognition and Classification” section.

Our Cable sales and marketing expenses increased by $17.3 million, or 82.0%, in the three month period ended September 30, 2004 compared to the same period in 2003. The launch of our new Rogers Yahoo! Hi-Speed Internet offering was supported with a significant marketing campaign. In addition, we are continuing to invest in awareness of our unique digital cable offerings, focusing on sports, movies and VOD advantages versus satellite, as well as an increased sales and distribution presence in retail locations.

The $10.9 million, or 5.5%, increase in Cable operating, general and administrative expenses in the three months ended September 30, 2004 compared to the same period in 2003 relates to: increased costs of programming associated with the growth in digital cable subscribers and the cost related to the deployment of digital set-top terminals, which total approximately $5.0 million; increased pension expense of $4.1 million; the impact of expensing stock options beginning in 2004 of $0.9 million; certain costs totalling $0.7 million that were expensed relating to the development of our cable telephony offering; and increased costs directly related to servicing a growing base of Internet subscribers.

The $7.0 million increase in cost of sales at the Video stores reflects the higher sales volumes as well as the increased number of store locations. The growth in store locations, from 276 stores at September 30, 2003 to 288 stores at September 30, 2004, was the primary driver of the increase in Video store sales and marketing expenses, which includes the cost of operating the stores. The modest $1.4 million increase in operating, general and administrative expenses for Video stores reflects increases in costs related to functions such as human resources and administration.

Operating Profit

The modest 2.7% growth in total Cable operating profit reflects the 8.6% revenue growth partially offset by the 12.9% increase in total Cable operating expenses. The 21.4% increase in operating profit at the Video stores was due to increased same store revenues, operating efficiencies and improved margins on the rental and sale of products.

Rogers Cable Inc.	7	Third Quarter 2004

The revenue and expense changes described above resulted in the Cable operating margin declining year-over-year to 40.3% in the three months ended September 30, 2004, compared to 42.6% in the corresponding period of 2003. The compression of our Core Cable operating margin resulted from our increase in sales and marketing expense as we supported the launch of a large array of new Internet and digital services, the expensing of stock options, increased pension expense, start-up costs associated with cable telephony and accounting changes related to revenue recognition. Video operating margins increased slightly to 8.8% in the three month period ended September 30, 2004 from 8.5% in the corresponding period of the prior year, as described above.

Reconciliation of Operating Profit to Loss

The items listed below represent the consolidated income and expense amounts that are required to reconcile operating profit with operating income and net income as defined under Canadian GAAP. The following section should be read in conjunction with the third quarter ended September 30, 2004 Unaudited Interim Consolidated Financial Statements for details of these amounts on a segment-by-segment basis and an understanding of intersegment eliminations on consolidation.

	Three Months Ended September 30,				Nine Months Ended September 30,

(In millions of dollars)	2004	2003	Chg	% Chg	2004	2003	Chg	% Chg

Operating profit (1)	$163.4	$158.8	$4.6	2.9	$488.9	$460.8	$28.1	6.1
Depreciation and amortization	(112.2)	(122.9)	10.7	(8.7)	(348.4)	(363.4)	15.0	(4.1)

Operating income	51.2	35.9	15.3	42.6	140.5	97.4	43.1	44.3
Interest expense	(60.9)	(61.8)	0.9	(1.5)	(181.8)	(180.6)	(1.2)	0.7
Foreign exchange gain (loss)	9.5	1.5	8.0	-	(49.7)	34.8	(84.5)	-
Change in the fair value of derivative instruments	(2.7)	-	(2.7)	-	37.1	-	37.1	-
Dividend income	-	1.5	(1.5)	-	-	4.5	(4.5)	-
Loss on repayment of long-term debt	-	-	-	-	(18.0)	(5.9)	(12.1)	-
Writedown of investments	-	-	-	-	(0.5)	-	(0.5)	-
Other expense	-	(0.4)	0.4	-	(0.4)	-	(0.4)	-
Income tax expense	(1.5)	(1.7)	0.2	-	(4.3)	(5.8)	1.5	-

Loss for the period	$(4.4)	$(25.0)	$20.6	-	$(77.1)	$(55.6)	$(21.5)	-

(1)	As previously defined. See the “Key Performance Indicators and non-GAAP Measures - Operating Profit” section.

Depreciation and Amortization Expense

The $10.7 million decrease in depreciation and amortization expense in the third quarter of 2004 reflects the lower property, plant and equipment (“PP&E”) expenditures over the last several periods.

Operating Income

Operating income, for the three months ended September 30, 2004 increased to $51.2 million, an increase of $15.3 million, or 42.6%, from the $35.9 million earned in the corresponding period of 2003. The items to reconcile operating income to net income are as follows:

Interest on Long-Term Debt

Interest expense in the three months ended September 30, 2004, was relatively unchanged as compared to the three months ended September 2003 since the impact of modestly higher debt in the 2004 period was offset by lower interest rates on the fixed rate portion of the debt due to re-financing in 2004.

Rogers Cable Inc.	8	Third Quarter 2004

Foreign Exchange Gain (Loss)

The foreign exchange gain of $9.5 million in the third quarter of 2004 arose primarily from the translation of our unhedged U.S. dollar-denominated debt and reflects a strengthening of the Canadian dollar relative to that of the U.S. dollar from an exchange rate of 1.3338 as at June 30, 2004 to a rate of 1.2639 as at September 30, 2004. In the prior year comparative period, the Canadian dollar also strengthened against the U.S. dollar, although to a lesser degree, resulting in a more modest foreign exchange gain of $1.5 million. Refer also to Note 1 (b) of the Unaudited Interim Consolidated Financial Statements.

Change in Fair Value of Derivative Instruments

Effective January 1, 2004, in accordance with the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 13 (AcG-13), we determined that we would not record our derivative instruments, including cross-currency interest rate exchange agreements, as effective hedges for accounting purposes and consequently began to account for such derivatives on a mark-to-market basis with resulting gains or losses recorded in or charged against income. Accordingly, up to June 30, 2004, we recorded the change in fair value of our derivative instruments as either income or expense, depending on the change in the fair value of our cross-currency interest rate exchange agreements.

Effective July 1, 2004, we met the requirements of AcG-13 to treat certain of our cross-currency interest rate exchange agreements as effective hedges for accounting purposes. Hedge accounting was applied prospectively beginning July 1, 2004. The exchange agreements not accounted for as hedges are marked-to-market with their change in fair value each period recorded in or charged against income as appropriate.

For the three months ended September 30, 2004, the change in fair value of our cross-currency interest rate exchange agreements not accounted for as hedges resulted in a loss of $2.7 million.

This change in accounting has been adopted on a prospective basis, as described in Note 1 to the Unaudited Interim Consolidated Financial Statements.

Income Taxes

Income taxes for the three months ended September 30, 2004 and for the corresponding period in 2003 consisted primarily of current income tax expense relating to the Canadian Federal Large Corporations Tax.

PROPERTY, PLANT AND EQUIPMENT EXPENDITURES

The nature of the cable television business is such that the construction, rebuild and expansion of a cable system is highly capital-intensive. We categorize our PP&E expenditures according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and which facilitate comparisons of PP&E expenditures between different cable companies. Under these industry definitions, our Core Cable PP&E expenditures are classified into the following five categories:

Rogers Cable Inc.	9	Third Quarter 2004

•	Customer premises equipment (“CPE”), which includes the equipment and the associated installation costs;

•	Scaleable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs to date of our cable telephony initiative;

•	Line extensions, which includes network costs to enter new service areas;

•	Upgrade and rebuild, which includes the costs to modify or replace existing coaxial cable, fibre optic network electronics; and

•	Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

	Three Months Ended September 30,			Nine Months Ended September 30,

(In millions of dollars)	2004	2003	% Chg	2004	2003	% Chg

Customer premises equipment	$50.1	$50.0	0.2	$143.8 $	128.5	11.9
Scaleable infrastructure	32.0	19.7	62.4	76.5	44.8	70.8
Line extensions	13.5	13.3	1.5	36.6	33.9	8.0
Upgrade and rebuild	8.3	29.0	(71.4)	33.4	84.3	(60.4)
Support capital	19.2	8.7	120.7	45.6	37.8	20.6

Core Cable PP&E expenditures	123.1	120.7	2.0	335.9	329.3	2.0
Video Stores PP&E expenditures	3.4	1.4	142.9	8.7	5.8	50.0

Rogers Cable PP&E expenditures	$126.5	$122.1	3.6	$344.6	$335.1	2.8

The significant factors driving the 3.6% year-over-year increase in our PP&E expenditures were spending on scaleable infrastructure which increased by $12.3 million, of which $15.5 million was related to spending on our cable telephony initiative, and an increase in support capital of $10.5 million. These increases were offset by reduced spending on upgrades and rebuild of $20.7 million. As at September 30, 2004, approximately 93.1% of our cable network was upgraded to 750MHz or greater, and 85% of our cable network was upgraded to 860MHz, as compared to approximately 36% at 860MHz at September 30, 2003.

EMPLOYEES

We had approximately 5,690 full-time-equivalent employees (“FTE”) at September 30, 2004, an increase of 220 from 5,470 at December 31, 2003. The increase staffing the FTE levels are spread across a number of operating areas, including resources dedicated to the cable telephony project. We also rely on employees of RCI in the area of, amongst other things, customer service call centres, for a material amount of services. These employees are not included in the FTE levels that we report.

NINE MONTHS ENDED SEPTEMBER 30, 2004

Operating revenue grew by 9.5% to $1,437.3 million for the nine months ended September 30, 2004 as a result of consistent quarterly revenue growth as compared to 2003. The level of revenue growth at Cable increased in the third quarter due to rate increases and the continued growth in Internet and digital cable subscribers. Video store revenue in the first nine months of

Rogers Cable Inc.	10	Third Quarter 2004

2004 increased by 13.7% over 2003 due to combination of the increase in same stores revenue and the increase in the number of store locations.

Operating expense levels increased by 11.3% in the nine months ended September 30, 2004 as compared to the corresponding period in 2003, largely attributable to increased levels of sales and marketing spending in Cable supporting the launch of new product and service offerings and the growth in Internet and digital cable subscribers.

The combination of growth in revenue and operating expenses resulted in an increase in operating profit of 6.1% to $488.9 million for the nine months ended September 30, 2004 as compared to the corresponding period in 2003.

The loss for the nine months ended September 30, 2004 was $77.1 million compared to a loss of $55.6 million for the corresponding period in 2003. The increased loss primarily reflects a foreign exchange loss of $49.7 million compared to a gain in 2003 of $34.8 million and a $12.1 million increase in the loss on repayment of long-term debt, partially offset by a $43.1 million increase in operating income and the recognition of a $37.1 million gain in the change in the fair value of derivative instruments.

LIQUIDITY AND CAPITAL RESOURCES

Operations

Cash generated from operations before changes in non-cash operating items, which is calculated by adding back all non-cash items such as depreciation and amortization to the loss for the period, increased to $117.5 million in the three month period ended September 30, 2004 from $109.2 million in the corresponding period of 2003. This $8.3 million increase is mainly the result of the $4.6 million increase in operating profit.

Taking into account the changes in non-cash operating items for the three months ended September 30, 2004, cash generated from operations decreased by $18.3 million to $124.0 million compared to $142.3 million in the corresponding period of 2003. There were no other sources of funds in the three months ended September 30, 2003.

Net funds used during the three months ended September 30, 2004 totalled approximately $156.5 million, the details of which include:

•	funding of PP&E expenditures, net of changes in non-cash working capital and proceeds of sale, of $123.9 million;

•	funding of additions to video rental inventory of $13.8 million;

•	funding of capital distributions to RCI of $18.0 million; and

•	funding of $0.8 million of pre-operating costs in cable telephony

Rogers Cable Inc.	11	Third Quarter 2004

In total, there was a cash shortfall of $32.4 million in the three months ended September 30, 2004. Taking into account the $15.5 million of cash on hand at the beginning of the period, the cash deficiency at the end of September 30, 2004 was $16.9 million.

Financing

Our long-term financial instruments are described in Note 10 to the 2003 Annual Consolidated Financial Statements.

The percent of U.S. dollar-denominated debt economically hedged increased during the nine-month period due to the establishment of an aggregate US$525.0 million notional amount of new cross-currency interest rate exchange agreements.

During the nine-month period September 30, 2004, the following financings and redemptions were completed:

On February 23, 2004, we redeemed the $300.0 million aggregate principal amount of our 9.65% Senior Secured Second Priority Debentures due 2014 at a redemption price of 104.825% of the aggregate principal amount, which together with the write-off of deferred financing costs, resulted in a loss on the repayment of $18.0 million.

On March 11, 2004, we completed a private placement in an aggregate principal amount of US$350.0 million 5.50% Senior Secured Priority Notes due 2014.

The terms of our bank credit facility generally impose the most restrictive limitations on our operations and activities as compared to our debt instruments. The most significant of these restrictions are debt incurrence and maintenance tests based upon certain ratios of debt to operating profit. We are currently in compliance with all of the covenants under our respective debt instruments and expect to remain in compliance with all of these covenants. Based upon our most restrictive covenants at September 30, 2004, we could have borrowed approximately $1.53 billion, of which $1.075 billion could have been borrowed under our bank credit facility, including $400.0 million available under Tranche B of our bank credit facility for the repayment of debt maturing in 2005.

On September 30, 2004, Rogers Wireless mailed a cash offer to acquire all of the outstanding equity interests of Microcell Telecommunications Inc. (“Microcell”). The estimated cash cost of the acquisition will be approximately $1.4 billion. Wireless expects the aggregate net cost to increase to approximately $1.6 billion, including the repayment of Microcell’s bank debt net of Microcell’s cash on hand. A portion of the funding for this acquisition will be from the proceeds of a bridge loan from RCI to Rogers Wireless of up to $900.0 million. The bridge loan will have a term of up to two years from the date of drawdown and will be made on an unsecured subordinated basis. The loan will be prepayable in whole or in part without penalty. RCI intends to fund the bridge loan of up to $900.0 million using cash on hand, cash to be received from us in the form of a return of capital and cash to be received from Rogers Media Inc. (“Rogers Media”) in the form of a partial repayment of an intercompany advance made to Rogers Media by RCI. We and Rogers Media make drawdowns under their committed bank credit facilities to fund the cash transfers to RCI. RCI expects that we will distribute up to $660.0 million, of which up to $600.0 million will be used by RCI to partially fund the $900.0 million bridge loan to Rogers Wireless.

Rogers Cable Inc.	12	Third Quarter 2004

It is RCI’s intention that Rogers Wireless would refinance its bridge loan from RCI of up to $900.0 million with long term debt financing which RWCI will most likely issue in the US and/or Canadian public debt markets.

There can be no assurance that Rogers Wireless will be successful in raising the intended amount of long term debt financing on terms acceptable to Rogers Wireless.

We anticipate generating a net cash shortfall in 2004. We believe we will have sufficient capital resources to satisfy our cash funding requirements in 2004 including the up to $660.0 million capital reduction to transfer funds to RCI, taking into account cash from operations, the amount that is available under our $1.075 billion bank credit facility and intercompany advances from RCI. We anticipate generating a net cash shortfall in 2005, largely due to the March 15, 2005 maturity of our US$291.5 million 10% senior notes. If the anticipated $660.0 million distribution to RCI is not at least partially reinvested in Rogers Cable by RCI on or before March 15, 2005 then we will require additional funding sources in order to satisfy our 2005 funding requirements. Additional debt is the most likely source of funding.

On April 28, 2004, following AWE’s decision to explore the sale of its 34% stake in Rogers Wireless, Standard & Poor’s (“S&P”) placed the ratings on all of the Rogers companies on “Credit Watch with negative implications”. S&P has historically rated Rogers Wireless on a stand-alone basis which would revert to a consolidated basis when AWE sold its 34% stake. On September 14, 2004, following the announcement that RCI had reached an agreement to purchase AWE’s 34% stake in Rogers Wireless, S&P said it had consolidated and equalized the long term corporate credit ratings for RCI and Rogers Wireless. The ratings remain on “credit watch with negative implications” due to the uncertainty with regard to Rogers Wireless’ bid for Microcell. The previous debt ratings for our senior secured and subordinated debt were BBB- with a negative outlook and BB- with a negative outlook, respectively.

On September 13, 2004, the ratings of RCI, Rogers Wireless and Rogers Cable have been put under review for possible downgrade by Moody’s following the announcement of the agreement for RCI to purchase AT&T Wireless Inc.’s 34% stake in Rogers Wireless and remain under review following the Rogers Wireless offer to acquire Microcell. The previous ratings for Rogers Cable’s senior secured and subordinated debt were Ba2 and Ba3, respectively.

We do not have any off-balance sheet arrangements other than the cross-currency interest rate exchange agreements described below.

Rogers Cable Inc.	13	Third Quarter 2004

Interest Rate and Foreign Exchange Management

Economic Hedge Analysis

As a result of the financing activity described above, our economic hedged position changed as at September 30, 2004 compared to December 31, 2003 was as follows.

($ Millions)

	September 30,		December 31,
Foreign exchange	2004		2003

U.S. dollar-denominated long-term debt	US	$ 1,655.2	US	$ 1,305.2
Hedged with cross-currency interest rate exchange agreements	US	$ 1,583.4	US	$ 1,058.4
Hedged Exchange Rate		1.4234		1.4798
Spot (Unhedged) Exchange Rate		1.2639		1.2924
Per cent Hedged		95.7%		81.1%

Interest rates

Effect of cross-currency interest rate exchange agreements:
Converted US $ principal of	US	$ 1,583.4	US	$ 1,058.4
at US $ fixed rate of		7.55%		8.44%
to Cdn $ fixed rate of		8.50%		9.40%
on Cdn $ principal of	Cdn	$ 2,253.8	Cdn	$ 1,566.2

Amount of long-term debt at fixed rates:
Total long-term debt	Cdn	$ 2,795.2	Cdn	$ 2,671.9
Total long-term debt at fixed rates	Cdn	$ 2,795.2	Cdn	$ 2,635.9
Percent of long-term debt at fixed rates		100.0%		98.7%

Weighted average interest rate on long-term debt		8.51%		8.93%

As discussed in “New Accounting Standards” - “Accounting for Derivative Instruments”, effective July 1, 2004, we have accounted for 96.8% of our cross-currency interest rate exchange agreements as hedges against designated U.S. dollar-denominated debt. As a result, 92.6% of our U.S. dollar-denominated debt or US$1,533.4 million is hedged for accounting purposes versus 95.7% on an economic basis.

The 0.42% decrease in our weighted average interest rate on consolidated long term debt to 8.51% since December 31, 2003 is largely due to the debt refinancing that took place during the nine month period ended September 30, 2004, including the redemption of C$300 million 9.650% Senior Secured Second Priority Notes due 2014 and the US$350 million 5.50% Senior Secured Second Priority Notes due 2014 which was issued.

Rogers Cable Inc.	14	Third Quarter 2004

DIVIDENDS AND DISTRIBUTIONS

In January 2004, RCI directed us to establish, and we adopted, a policy to distribute $6.0 million of cash per month to RCI beginning in January 2004. During the three and nine months ended September 30, 2004, we distributed $18.0 million and $54.0 million, respectively, to RCI under this distribution policy and recorded these amounts as a reduction in the stated capital of our Class B Common shares. This distribution is permitted under all agreements governing our outstanding indebtedness. As discussed above, if Rogers Wireless is successful in its offer to acquire all of the outstanding equity interests of Microcell, it is proposed that we distribute up to $660.0 million to RCI as a reduction of capital.

INTERCOMPANY AND RELATED PARTY TRANSACTIONS

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands of dollars)	2004	2003	2004	2003

RCI:
Management fees	$9,787	$8,823	$28,746	$25,972
Interest on notes payable	-	7	-	2,858
Interest related to capital leases	7	62	21	186
Cost of shared operating expenses	21,858	21,694	61,569	60,046
Additions to PP&E	3,924	1,480	9,287	4,395

	35,576	32,066	99,623	93,457
Rogers Cable Investments Limited:
Dividends earned	-	(1,504)	-	(4,488)
Dividends paid	-	1,504	-	4,488

	-	-	-	-
Rogers Wireless:
Wireless services	756	895	2,398	1,782
Wireless equipment and services for resale	5,168	3,816	12,182	9,343
Transmission facilities	(822)	(110)	(1,042)	(330)
Rent expense	1,010	948	3,034	2,779
Consolidated billing services	1,722	381	2,886	1,015
Subscriber activation commissions and customer service	(6,142)	(2,584)	(14,643)	(6,941)
Additions to PP&E	1,011	-	1,011	-

	2,703	3,346	5,826	7,648
Rogers Media:
Access fees	(1,448)	(1,487)	(4,478)	(4,320)
Advertising and production costs	659	968	1,639	2,243
Sales commissions	250	152	815	594
Programming fees	5,178	4,395	15,567	13,594
Production expense	(22)	-	(22)	-

	4,617	4,028	13,521	12,111
Other:
Programming fees paid to related broadcasters	5,287	3,893	14,420	12,057

	5,287	3,893	14,420	12,057

	$48,183	$43,333	$133,390	$125,273

We have entered into certain transactions with companies, the partners or senior officers of which are directors of our company and/or RCI. During the three and nine months ended September 30, 2004 the total amounts paid by us to these related parties for commissions paid on premiums for

Rogers Cable Inc.	15	Third Quarter 2004

insurance aggregated to nil and $0.3 million, respectively. (2003 - $0.1 million and $0.3 million, respectively).

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations and operating lease arrangements are summarized in our 2003 Annual MD&A, and are further discussed in Note 10 and Note 19 of the 2003 Annual Consolidated Financial Statements. There have been no significant changes to our material contractual obligations since December 31, 2003.

UPDATE TO RISKS AND UNCERTAINTIES

Funding Risk and Substantial Indebtedness

If as proposed, we distribute up to $660.0 million to RCI if Rogers Wireless is successful in acquiring all of the outstanding equity interests of Microcell (see the “Liquidity and Capital Resources - Financing” section), we anticipate requiring additional funding sources in order to fund our cash requirements in 2005 if all or a portion of this distribution is not reinvested in us by RCI on or before March 15, 2005. Additional debt would be the most likely source of funding. Additional debt would increase our already substantial amount of debt and there can be no assurance that we could raise the required debt on terms acceptable to us.

Such increased debt could increase our vulnerability to general adverse economic and industry conditions, limit our flexibility in planning or reacting to changes in our business and industry and limit our ability to obtain additional financing.

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators that we define and describe in our 2003 Annual MD&A. While these key performance indicators are not measurements under Canadian or U.S. GAAP, we believe they allow us to appropriately measure our performance against our operating strategy as well as the results of our peers and competitors. They include:

•	Revenue components and average revenue per subscriber (ARPU);

•	Subscriber counts.

We also refer to two other non-GAAP measures used in the various financial tables and discussions throughout this MD&A. The related definitions to GAAP measures of these items are as follows:

Operating Profit

Operating profit, which is defined as net income before depreciation and amortization, interest expense, income taxes and non-operating items, which include foreign exchange gains (losses), loss on repayment of long-term debt, writedown of investments, dividend income, the change in the fair value of derivative instruments and investment and other income (loss). Operating profit

Rogers Cable Inc.	16	Third Quarter 2004

is a standard measure used in the communications industry to assist us in understanding and comparing operating results and is often referred to in the industry as earnings before interest, taxes, depreciation and amortization (EBITDA) or operating income before depreciation and amortization (OIBDA). We believe this is an important measure as it allows us to assess our ongoing businesses without the impact of depreciation or amortization expenses as well as other non-operating factors. It is intended to measure our ability to invest in PP&E, incur or service debt, and make capital distributions to shareholders, and allows us to compare ourselves to peers and competitors who have different capital or organizational structures. This measure is not a defined term under GAAP.

Operating Profit Margin

We calculate operating profit margin by dividing operating profit by revenue. This measure is not a defined term under GAAP.

INTERCOMPANY AND RELATED PARTY ARRANGEMENTS

From time-to-time, we enter into agreements with RCI and its subsidiaries as well as with other related parties that we believe are mutually advantageous to us and our affiliates.

Our arrangements with RCI include a management services agreement under which we receive a range of management services, including strategic planning, financial and information technology services. We also maintain contractual relationships with RCI involving other cost sharing and services agreements.

We are also a party to agreements with Rogers Wireless and Rogers Media. Rogers Wireless provides us with sales support and distribution services for certain of our products and services. We also distribute products and services of Rogers Wireless through our Rogers Video stores. We purchase advertising and programming from Rogers Media and in turn sell television advertising space to them.

We are presently discussing with RCI the terms upon which we and Rogers Wireless may outsource our information technology operations to RCI. We are also discussing with RCI and Rogers Wireless the terms upon which we may establish a business unit which would be responsible for marketing our products and services and those of Rogers Wireless to business customers.

We monitor our intercompany and related party agreements to ensure that the agreements remain beneficial to us. We are continually evaluating the expansion of existing arrangements and the entry into new agreements. See the “Intercompany and Related Party Transactions” section in the 2003 Annual MD&A for details with respect to these arrangements. In addition, see the “Intercompany and Related Party Transactions” section above for a summary of significant intercompany transactions for the three and nine months ended September 30, 2004.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

This MD&A is made with reference to our 2003 Annual Audited Consolidated Financial Statements and Notes thereto, which have been prepared in accordance with Canadian GAAP.

Rogers Cable Inc.	17	Third Quarter 2004

The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of our financial statements and the reported amount of revenues and expenses during the period. These estimates are based on our historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported amounts of revenues, expenses, assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

We have identified the accounting policies and estimates outlined below as critical to an understanding of our business operations and of our results of operations. The impact and any associated risks related to these policies on our business operations are discussed throughout this MD&A and a detailed discussion of these critical accounting policies can be found in our 2003 Annual MD&A.

Our Audit Committee reviews our accounting policies and all quarterly and annual filings and recommends adoption of our annual financial statements to our Board of Directors. For a detailed discussion of the application of these and other accounting policies and estimates, see our 2003 Annual MD&A and Note 2 to our 2003 Annual Audited Consolidated Financial Statements. In addition, a discussion of new accounting standards adopted by us in the nine months ended September 30, 2004 follows below.

Our critical accounting policies and estimates are as follows:

•	Revenue Recognition;
•	Allowance for Doubtful Accounts;
•	Subscriber Acquisition Costs;
•	Costs of Subscriber Retention;
•	Capitalization of Direct Labour and Overhead;
•	Depreciation and Amortization Policies and Useful Lives;
•	Asset Impairment;
•	Contingencies;
•	Related Party Transactions; and
•	Accounting for Derivative Instruments.

Significant changes to accounting policies and estimates since December 31, 2003 are discussed below.

NEW ACCOUNTING STANDARDS

In the nine months ended September 30, 2004, we have adopted the following new accounting standards:

GAAP Hierarchy

In June 2003, the Canadian Institute of Chartered Accountants (“CICA”) released Handbook Section 1100, “Generally Accepted Accounting Principles”. Previously, there had been no clear definition of the order of authority for sources of GAAP. This standard established

Rogers Cable Inc.	18	Third Quarter 2004

standards for financial reporting in accordance with Canadian GAAP and applies to our 2004 fiscal year. This section also provides guidance on sources to consult when selecting accounting policies and appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP.

We have reviewed this new standard, and as a result have adopted a classified balance sheet presentation since we believe the historical industry practice of a declassified balance sheet presentation is no longer appropriate.

In addition, within our Consolidated Statement of Cash Flows, we have reclassified the change in non-cash working capital items related to PP&E to investing activities. This change had the impact of decreasing our cash used in investing activities on the Statement of Cash Flows, compared to our previous method, by $2.4 million and $12.3 million in the three months ended September 30, 2004 and 2003, respectively, and increasing our cash used in investing activities by $26.2 million and $14.6 million in the nine months ended September 30, 2004 and 2003, respectively, with a corresponding change in both periods to non-cash working capital items within operating activities.

With the adoption of these two changes, which are further described in the Notes to the Unaudited Interim Consolidated Financial Statements herein, we believe our accounting policies and financial statements comply with this new standard.

Accounting for Derivative Instruments

Our cross-currency interest rate exchange agreements (“swaps”) are used to manage the cash flow risks associated with the fluctuations in foreign exchange rates relating to our U.S. dollar-denominated debt. We do not enter into such swaps for speculative purposes.

Prior to January 1, 2004, we accounted for these swaps as hedges of the fluctuations in foreign exchange rates relating to approximately 81.1% of our U.S. dollar-denominated debt. Under hedge accounting, the foreign exchange gains and losses arising on the translation of the U.S. dollar-denominated debt at the end of each accounting period were hedged by the equal and offsetting foreign exchange gains and losses relating to the swaps which were designated as hedges.

In November 2001, the CICA issued Accounting Guideline 13, "Hedging Relationships" ("AcG-13"), and in November 2002, the CICA amended the effective date of the guideline. AcG-13 established new criteria for hedge accounting with application to all hedging relationships in effect on or after January 1, 2004. Effective January 1, 2004, we determined that we would not account for our swaps as hedges for accounting purposes and consequently began to account for such swaps on a mark-to-market basis, with resulting gains or losses recorded in or charged against income.

This resulted in the recognition in the Consolidated Statement of Income of an unrealized gain related to the change in fair value of the swaps of $39.8 million for the six months ended June 30, 2004. A loss of $54.8 million was also recognized for the six months ended June 30, 2004 related to the unrealized foreign exchange on the debt previously hedged.

We also adjusted the carrying value of these instruments from $198.3 million at December 31, 2003 to the fair value of $267.8 million on January 1, 2004. The corresponding transitional loss

Rogers Cable Inc.	19	Third Quarter 2004

of $69.5 million was deferred and amortized to income commenced over the remaining life of the underlying debt instruments. Amortization for the six months ended June 30, 2004 totaled $3.8 million.

Effective July 1, 2004, we met the requirements for hedge accounting under AcG-13 for certain of our swaps, and consequently, on a prospective basis, began to treat approximately US$1,533.4 million notional amount of these swaps (or 96.8%) as hedges against foreign exchange fluctuations on US$1,533.4 million of U.S. dollar-denominated debt.

A new transition adjustment arising on the change from mark-to-market accounting to hedge accounting was therefore calculated as at July 1, 2004 resulting in a transition gain of $20.9 million which was deferred and will be amortized to income over the shorter of the remaining life of the debt and the term of the swaps.

Certain other swaps will continue to not be accounted for as hedges since they do not meet the requirements for hedge accounting under AcG-13. Approximately US$50.0 million notional amount of swaps will continue to be accounted for on a mark-to-market basis. The fair value of these swaps of $8.4 million at September 30, 2004 was recorded in other long term liabilities, an increase of $2.7 million since June 30, 2004.

Stock-Based Compensation

Effective January 1, 2004, Canadian GAAP requires us to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the vesting period of the stock options. In accordance with the transition rules, we determined the fair value of options granted to employees since January 1, 2002, using the Black-Scholes Option Pricing Model, and recorded an adjustment to opening retained earnings in the amount of $2.9 million, representing the expense for the 2002 and 2003 fiscal years. The offset to the retained earnings is an increase in contributed surplus. Stock-based compensation expense related to stock options for the three months and nine months ended September 30, 2004 was $0.9 million and $4.6 million, respectively.

Revenue Recognition

Effective January 1, 2004, we adopted new Canadian accounting standards including CICA Emerging Issues Committee Abstract 142 issued in December 2003, regarding the timing of revenue recognition and the classification of certain items as revenue or expense.

As a result of the adoption of these new accounting standards, the following changes to the recognition and classification of revenue and expenses have been made:

•
Installation fee revenue from both new connects and re-connects is deferred and amortized over the estimated life of the subscriber, which we have determined to be approximately four years based on churn, transfers of service and moves. Re-connect installation costs up to the amount of installation revenue earned from re-connects are also deferred and amortized over the estimated life of the subscriber. At September 30, 2004, the revenue deferred with respect to installations is $6.3 million and the related deferred re-connect costs were $4.1 million.

Rogers Cable Inc.	20	Third Quarter 2004

•	Revenue and cost on the sale of customer-premises equipment are recognized immediately, consistent with our historical practice.
•	Gross proceeds from the sale of equipment are now classified as equipment revenue. Previously, these amounts were recorded as a reduction to sales expense.
•	Certain other recoveries from subscribers related to collections activities are now recorded in revenue rather than as a recovery of operating, general and administrative expenses.

Rogers Cable Inc.	21	Third Quarter 2004

The effect of this adoption on our results and on our key performance indicators is as follows:

(in millions of dollars, except operating	Three months ended September 30,				Nine months ended September 30,
profit margin and core cable ARPU)
	2004		2003		2004		2003

	After	Prior to	After	Prior to	After	Prior to	After	Prior to
	Adoption	Adoption	Adoption	Adoption	Adoption	Adoption	Adoption	Adoption
Operating revenue	$489.4	$483.3	$445.6	$441.1	$1,437.3	$1,425.3	$1,313.0	$1,298.5

Sales and marketing expenses	$68.3	$69.1	$49.3	$49.8	$186.0	$188.4	$146.8	$147.8
Operating, general and administrative expenses	211.9	204.3	199.7	195.5	627.8	611.2	587.7	573.0
Operating profit	$163.4	$164.1	$158.8	$158.8	$488.9	$491.0	$460.8	$460.8
Core cable ARPU	$46.95	$46.05	$44.17	$43.50	$45.95	$45.35	$43.16	$42.45
Cable operating profit margin	40.3%	41.1%	42.6%	43.1%	41.3%	41.9%	42.4%	42.9%

Schedule 1

Supplemental Information:

The following table outlines the reclassification of our Internet subscriber activity to conform to current presentation.

	2002				2003				2004

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3

Internet, net additions
including pending	21,194	40,958	53,315	45,164	50,306	26,361	39,057	35,388	37,958	22,872	44,840
as reclassed (excluding pending)	27,059	34,925	53,826	48,004	48,962	22,948	36,124	41,277	37,896	20,572	43,265
Internet subscribers
including pending	499,971	540,929	594,244	639,408	689,714	716,075	755,132	790,520	828,478	851,350	896,190
as reclassed (excluding pending)	491,745	526,670	580,496	628,500	677,462	700,410	736,534	777,811	815,707	836,279	879,544

ADDITIONAL INFORMATION

Additional information in respect of the Company, including the Annual Information Form, is on our website at www.rogers.com or on SEDAR at www.sedar.com.

Rogers Cable Inc.	22	Third Quarter 2004

Historical Quarterly Summary

	2004			2003				2002

(In thousands of dollars)	Q1	Q2	Q3	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Operating revenue (1)	$473,074	$474,846	$489,371	$432,998	$434,386	$445,646	$475,092	$384,586	$394,218	$409,235	$426,515
Cost of video store sales	32,977	36,901	36,048	33,176	29,495	29,040	38,227	28,014	29,412	30,243	33,666
Sales and marketing expenses (1)	59,288	58,332	68,300	48,814	48,686	49,293	60,050	42,753	47,709	52,870	50,312
Operating, general and administrative expenses (1)	209,623	206,319	211,880	193,719	194,328	199,728	200,092	182,505	181,030	186,352	186,208
Management fees	9,462	9,497	9,787	8,560	8,589	8,823	9,413	7,588	7,728	8,040	8,389
Other expense	-	-	-	-	-	-	-	-	-	-	5,850
Depreciation and amortization	118,702	117,465	112,199	119,346	121,164	122,938	118,602	117,573	122,078	119,265	125,308

Operating income	43,022	46,332	51,157	29,383	32,124	35,824	48,708	6,153	6,261	12,465	16,782
Interest:
Long-term debt	(60,257)	(60,676)	(60,909)	(56,419)	(59,512)	(61,823)	(60,049)	(39,919)	(50,408)	(58,512)	(59,806)
Intercompany	(7)	(7)	(7)	(2,117)	(734)	(7)	(9)	(3,484)	-	-	(1,203)

	(17,242)	(14,351)	(9,759)	(29,153)	(28,122)	(26,006)	(11,350)	(37,250)	(44,147)	(46,047)	(44,227)
Loss on repayment of long-term debt	(18,013)	-	-	-	(5,945)	-	-	-	(20,088)	(792)	-
Foreign exchange gain (loss)	(19,625)	(39,606)	9,512	16,991	16,345	1,507	14,459	(593)	2,394	(3,663)	(1,228)
Change in the fair value of derivative instruments	18,349	21,483	(2,713)	-	-	-	-	-	-	-	-
Writedown of investments	-	(494)	-	-	-	-	-	(2,000)	(7,500)	-	(1,636)
Dividend income	-	-	-	1,436	1,548	1,504	-	1,243	1,316	1,439	1,449
Investment and other income (expense)	(1,026)	644	73	618	(251)	(270)	(613)	187	(1,216)	(1,931)	(927)

Income or (loss) before income taxes	(37,557)	(32,324)	(2,887)	(10,108)	(16,425)	(23,265)	2,496	(38,413)	(69,241)	(50,994)	(46,569)
Income taxes	1,044	1,772	1,472	2,379	1,706	1,735	1,721	2,370	(115,043)	(16,575)	(17,139)

Net income (loss) for the period	$(38,601)	$(34,096)	$(4,359)	$(12,487)	$(18,131)	$(25,000)	$775	$(40,783)	$45,802	$(34,419)	$(29,430)

Earnings (loss) per share - basic and diluted	$(0.18)	$(0.16)	$(0.02)	$(0.06)	$(0.09)	$(0.12)	$0.00	$(0.19)	$0.20	$(0.16)	$(0.14)
PP&E expenditures	91,575	126,510	126,523	98,270	114,774	122,081	174,437	134,329	167,625	163,460	185,457
PP&E	2,572,827	2,586,579	2,602,660	2,539,134	2,535,420	2,537,760	2,595,761	2,398,331	2,448,580	2,537,760	2,556,847
Total assets	3,807,140	3,784,166	3,725,198	3,778,003	3,809,317	3,759,285	3,720,087	3,683,778	3,875,543	3,759,286	3,806,778
Total long-term debt, including current portion (2)	2,869,369	2,884,290	2,787,549	2,430,831	2,654,142	2,652,875	2,671,852	2,311,098	2,427,106	2,489,268	2,353,055
Shareholder's equity	615,537	565,762	544,307	888,116	868,439	769,933	670,710	1,048,890	1,093,376	769,935	902,041

(1)
Effective January 1, 2004, we adopted new accounting standards regarding the timing of revenue recognition and classification of certain items as revenue or expense. See the “New Accounting Standards - Revenue Recognition” details with respect to the impact of this reclassification. All prior periods presented above are prepared on a consistent basis.

(2)	Total long-term debt has been presented to include the effect of cross-currency interest rate exchange agreements for all periods.

Rogers Cable Inc.	23	Third Quarter 2004

ROGERS CABLE INC.
Unaudited Consolidated Statements of Income

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands of dollars except per share data)	2004	2003	2004	2003

Operating revenue (Note 1(d))	$489,371	$445,646	$1,437,291	$1,313,030
Cost of video store sales	36,048	29,040	105,926	91,711
Sales and marketing expenses (Note 1(d))	68,300	49,293	185,920	146,793
Operating, general and administrative expenses (Note 1(d))	211,880	199,728	627,822	587,775
Management fees	9,787	8,823	28,746	25,972
Depreciation and amortization	112,199	122,938	348,366	363,448

Operating income	51,157	35,824	140,511	97,331
Interest:
Long-term debt	(60,909)	(61,823)	(181,842)	(177,754)
Intercompany	(7)	(7)	(21)	(2,858)

	(9,759)	(26,006)	(41,352)	(83,281)
Loss on repayment of long-term debt	-	-	(18,013)	(5,945)
Foreign exchange gain (loss)	9,512	1,507	(49,719)	34,843
Change in the fair value of derivative instruments	(2,713)	-	37,119	-
Writedown of investment	-	-	(494)	-
Dividend income	-	1,504	-	4,488
Investment and other income (expense)	73	(270)	(309)	97

Loss before income taxes	(2,887)	(23,265)	(72,768)	(49,798)
Income tax expense	1,472	1,735	4,288	5,820

Loss for the period	$(4,359)	$(25,000)	$(77,056)	$(55,618)

Loss per share - basic and diluted (Note 6)	$(0.02)	$(0.12)	$(0.35)	$(0.28)

See accompanying notes to Unaudited Interim Consolidated Financial Statements.

Rogers Cable Inc.	24	Third Quarter 2004

ROGERS CABLE INC.
Unaudited Consolidated Statements of Cash Flows

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands of dollars)	2004	2003	2004	2003

Cash provided by (used in):
Operating activities:
Loss for the period	$(4,359)	$(25,000)	$(77,056)	$(55,618)
Adjustments to reconcile loss for the period to net cashflows from operating activities:
Depreciation and amortization	112,199	122,938	348,366	363,448
Video movie depreciation	15,229	12,332	47,064	43,448
Loss on repayment of long-term debt	-	-	18,013	5,945
Unrealized foreign exchange (gain) loss	(8,511)	(1,209)	49,304	(31,906)
Change in the fair value of derivative instruments	2,713	-	(37,119)	-
Writedown of investments	-	-	494	-
Loss on sale of property, plant and equipment	196	175	657	68

	117,467	109,236	349,723	325,385
Change in non-cash working capital items (Notes 1(a) and 9)	6,561	33,039	11,700	6,182

	124,028	142,275	361,423	331,567

Financing activities:
Issuance of long-term debt	-	25,000	860,050	753,367
Repayment of long-term debt	(12)	(25,057)	(733,035)	(421,641)
Premium on repayment of long-term debt	-	-	(14,475)	(5,073)
Financing costs incurred	-	-	(7,766)	(6,221)
Capital distribution to Rogers Communications Inc.	(18,000)	(72,000)	(54,000)	(72,000)
Issue of notes payable to Rogers Communications Inc.	-	-	-	9,000
Repayment of notes payable to Rogers Communications Inc.	-	-	-	(213,500)
Dividends paid	-	(1,504)	-	(4,488)

	(18,012)	(73,561)	50,774	39,444

Investing activities:
Property, plant and equipment ("PP&E") expenditures	(126,523)	(122,081)	(344,609)	(335,125)
Changes in non-cash working capital items related to PP&E expenditures (note 1(a))	2,423	12,273	(26,214)	(14,566)
Additions to video rental inventory	(13,787)	(12,769)	(42,112)	(37,515)
Additions to pre-operating costs	(751)	-	(751)	-
Proceeds on sale of property, plant and equipment	209	109	1,588	909

	(138,429)	(122,468)	(412,098)	(386,297)

Increase (decrease) in cash and cash equivalents	(32,413)	(53,754)	99	(15,286)
Cash and cash equivalents (deficiency), beginning of period	15,537	42,164	(16,975)	3,696

Deficiency, end of period	$(16,876)	$(11,590)	$(16,876)	$(11,590)

Interest paid	$57,053	$56,541	$182,565	$174,000
Income taxes paid	1,472	634	4,088	4,719

Cash and cash equivalents are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.

See accompanying notes to Unaudited Interim Consolidated Financial Statements.

Rogers Cable Inc.	25	Third Quarter 2004

ROGERS CABLE INC.
Unaudited Consolidated Balance Sheets

	September 30,	December 31,
(in thousands of dollars)	2004	2003

Assets
Current assets
Accounts receivable	$88,103	$86,229
Other current assets	66,428	67,855

	154,531	154,084
Property, plant and equipment	2,602,660	2,595,761
Goodwill	926,445	926,445
Deferred charges	40,476	41,529
Other long-term assets	1,086	2,268

	$3,725,198	$3,720,087

Liabilities and Shareholder's Equity
Liabilities
Current liabilities
Bank advances, arising from outstanding cheques	$16,876	$16,975
Accounts payable and accrued liabilities	298,738	317,463
Current portion of long-term debt (Note 2)	369,118	682
Current portion of derivative instruments (Note 3)	41,764	-
Due to parent and affiliated companies (Note 10)	6,922	10,782
Unearned revenue	41,147	32,305

	774,565	378,207
Long-term debt (Note 2)	2,173,549	2,472,851
Derivative instruments (Note 3)	203,118	198,319
Deferred transitional gain (Note 4)	18,750	-
Other long term liabilities	10,909	-

	3,180,891	3,049,377
Shareholder's equity (Note 5)	544,307	670,710

	$3,725,198	$3,720,087

Subsequent event (Note 12)

See accompanying notes to Unaudited Interim Consolidated Financial Statements.

Rogers Cable Inc.	26	Third Quarter 2004

ROGERS CABLE INC.
Unaudited Consolidated Statements of Deficit

	September 30,	September 30,
(in thousands of dollars)	2004	2003

Deficit, beginning of the period	$(1,953,743)	$(1,894,412)
Adjustment for stock based compensation (Note 1(c))	(2,939)	-

As restated	$(1,956,682)	$(1,894,412)
Loss for the period	(77,056)	(55,618)
Dividends on preferred shares	-	(4,488)

Deficit, end of the period	$(2,033,738)	$(1,954,518)

See accompanying notes to Unaudited Interim Consolidated Financial Statements.

Rogers Cable Inc.	27	Third Quarter 2004

ROGERS CABLE INC.
Notes to Unaudited Consolidated Financial Statements
Three and Nine Months Ended September 30, 2004 and 2003

These Unaudited Interim Consolidated Financial Statements do not include all of the disclosures required by Canadian generally accepted accounting principles (“GAAP”) and should be read in conjunction with the audited Consolidated Financial Statements, including the Notes thereto, for the year ended December 31, 2003.

1.	Basis of Presentation and Accounting Policies:

The interim Consolidated Financial Statements include the accounts of the Rogers Cable Inc. and its subsidiaries (collectively “the Company”). The Notes presented in these interim Consolidated Financial Statements include only significant changes and transactions occurring since the Company’s last year end and are not fully inclusive of all matters normally disclosed in the Company’s annual audited consolidated financial statements.

These interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual financial statements except certain comparative figures have been reclassified and the following policies adopted in the nine months ended September 30, 2004:

(a)	GAAP Hierarchy

In June 2003, the Canadian Institute of Chartered Accountants (“CICA”) released Handbook Section 1100, “Generally Accepted Accounting Principles”. Previously, there had been no clear definition of the order of authority for sources of GAAP. This standard established standards for financial reporting in accordance with Canadian GAAP and applies to our 2004 fiscal year. This section also provides guidance on sources to consult when selecting accounting policies and appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP.

The Company has reviewed this new standard, and as a result has adopted a classified balance sheet presentation since it believes the historical industry practice of a declassified balance sheet presentation is no longer appropriate.

In addition, within the Company’s Consolidated Statement of Cash Flows, it has reclassified the change in non-cash working capital items related to PP&E to investing activities. This change had the impact of decreasing our cash used in investing activities on the Statement of Cash Flows, compared to the previous method, by $2.4 million and $12.3 million in the three months ended September 30, 2004 and 2003, respectively, and increasing the Company’s cash used in investing activities by $26.2 million and $14.6 million in the nine months ended September 30, 2004 and 2003, respectively, with a corresponding change in both periods to non-cash working capital items within operating activities.

(b)	Hedging relationships

In November 2001, the CICA issued Accounting Guideline 13, "Hedging Relationships" ("AcG-13"), and in November 2002, the CICA amended the effective date of the guideline. AcG-13 established new criteria for hedge accounting and it will

Rogers Cable Inc.	28	Third Quarter 2004

apply to all hedging relationships in effect on or after January 1, 2004. Effective, January 1, 2004, the Company determined that it would not account for its cross-currency interest rate exchange agreements as hedges for accounting purposes and consequently began to account for such derivatives on a mark-to-market basis with resulting gains or losses recorded in or charged against income

This resulted in the recognition in the Consolidated Statement of Income of an unrealized gain related to the change in fair value of the exchange agreements of $39.8 million for the six months ended June 30, 2004. A loss of $54.8 million was also recognized for the six months ended June 30, 2004 related to the unrealized foreign exchange on the debt previously hedged.

The Company also adjusted the carrying value of these instruments from $198.3 million at December 31, 2003 to the fair value of $267.8 million on January 1, 2004. The corresponding transitional loss of $69.5 million was deferred and amortized to income over the remaining life of the underlying debt instruments. Amortization for the six months ended June 30, 2004 totaled $3.8 million.

Effective July 1, 2004, the Company met the requirements for hedge accounting under AcG-13 for certain of our instruments, and consequently, on a prospective basis, began to treat approximately US$1,533.4 million notional amount of these exchange agreements as hedges against foreign fluctuations on US$1,533.4 million of US dollar-denominated debt.

A new transition adjustment arising on the change from mark-to-market accounting to hedge accounting was therefore calculated as at July 1, 2004 resulting in a deferred transitional gain of $20.9 million which will be amortized to income over the shorter of the remaining life of the debt and the term of the exchange agreements. Amortization of this transition gain from July 1, 2004 to September 30, 2004 totaled $1.4 million.

Certain other cross-currency interest rate exchange agreements will continue not to be accounted for as hedges as they do not meet the requirements for hedge accounting under AcG-13. Approximately US$50.0 million notional amount of exchange agreements will continue to be accounted for on a mark-to-market basis. The fair value of these exchange agreements of $8.4 million at September 30, 2004 was recorded in other long term liabilities.

(c)	Stock-Based Compensation

Effective January 1, 2004, Canadian GAAP requires the Company to calculate the fair value of stock-based compensation awarded to employees and to expense the fair value over the vesting period of the stock options. In accordance with the transition rules, the Company determined the fair value of stock options granted to employees since January 1, 2002, using the Black-Scholes Option Pricing Model, and recorded an adjustment to opening retained earnings in the amount of $2.9 million, representing the expense for the 2002 and 2003 fiscal years. The offset to the retained earnings is an increase in contributed surplus. Stock based compensation expense related to stock options of $0.9 million and $4.6 million has been recorded for the three and nine months ended September 30, 2004 respectively.

Rogers Cable Inc.	29	Third Quarter 2004

(d)	Revenue Recognition

Effective January 1, 2004, we adopted new Canadian accounting standards, based on the CICA Emerging Issues Committee Abstract 142 issued in December 2003, regarding the timing of revenue recognition and the classification of certain items as revenue or expense.

As a result of the adoption of these new accounting standards, the following changes to the recognition and the classification of revenue and expenses have been made:

•
Installation fee revenue from both new connects and re-connects are deferred and amortized over the estimated life of the subscriber which we have determined to be approximately four years based on churn, transfers of service and moves. Installation costs up to the amount of installation revenue earned from re-connects are also deferred and amortized over the estimated life of the subscriber. At September 30, 2004, the revenue deferred with respect to installations was $6.3 million and the related deferred re-connect costs were $4.1 million.

	•	Revenue and cost on the sale of customer-premises equipment are recognized immediately, consistent with the Company’s historical practice.

	•	Gross proceeds from the sale of equipment are now classified as equipment revenue. Previously, these amounts were recorded as a reduction to sales expense.

	•	Certain other recoveries from subscribers related to collections activities are now recorded in revenue rather than as a recovery of operating, general and administrative expenses.

The effect of this adoption is as follows:

(in millions of dollars)	Three months ended September 30,				Nine months ended September 30,

	2004		2003		2004		2003

	After	Prior to	After	Prior to	After	Prior to	After	Prior to
	Adoption	Adoption	Adoption	Adoption	Adoption	Adoption	Adoption	Adoption
Operating revenue	$489.4	$483.3	$445.6	$441.1	$1,437.3	$1,425.3	$1,313.0	$1,298.5

Sales and marketing expenses	$68.3	$69.1	$49.3	$49.8	$186.0	$188.4	$146.8	$147.8
Operating, general and administrative expenses	211.9	204.3	199.7	195.5	627.8	611.2	587.7	573.0

Rogers Cable Inc.	30	Third Quarter 2004

2.	Long-term Debt:

		Interest	September 30,	December 31,
(in thousands of dollars)		Rate	2004	2003

(i)	Bank credit facilities	Floating	$-	$36,000
(ii)	Senior Secured Second Priority Notes, due 2005	10%	368,469	376,777
(iii)	Senior Secured Second Priority Notes, due 2007	7.600%	450,000	450,000
(iv)	Senior Secured Second Priority Notes, due 2012	7.875%	442,365	452,340
(v)	Senior Secured Second Priority Notes, due 2013	6.25%	442,365	452,340
(vi)	Senior Secured Second Priority Notes, due 2014	5.5%	442,365	-
(vii)	Senior Secured Second Priority Debentures, due 2014	9.65%	-	300,000
(viii)	Senior Second Priority Debentures, due 2032	8.75%	252,780	258,480
(ix)	Senior Subordinated Debentures, due 2015	11%	143,674	146,914
(x)	Obligations under capital lease	7.363%	649	682

			$2,542,667	$2,473,533
Current portion of long-term debt			(369,118)	(682)

			$2,173,549	$2,472,851

Issued:

On March 11, 2004, the Company completed a private placement in an aggregate principal amount of US$350.0 million 5.5% Senior Secured Second Priority Notes, due 2014.

Redeemed:

On February 23, 2004, the Company redeemed $300.0 million aggregate principal amount of its 9.65% Senior Secured Second Priority Debentures due 2014 at a redemption price of 104.825% of the aggregate principal amount which, together with the write-off of deferred financing costs, resulted in a loss on the repayment of $18.0 million.

3.	Derivative Instruments:

The carrying value of derivative instruments balance represents the impact of the difference in foreign exchange rates under the cross-currency interest rate exchange agreements used to hedge long term debt denominated in US dollars, and the spot foreign exchange rate at the balance sheet date. In the prior year, this amount was recorded as a component of long term debt on the consolidated balance sheet. The comparative amount as at December 31, 2003 has been reclassified to reflect the current year’s financial statement presentation.

4.	Deferred Transitional Gain:

The deferred transitional gain arose from changes between mark-to-market accounting and hedge accounting related to cross-currency interest rate exchange agreements. The transitional gain is being amortized to income over the shorter of the remaining life of

Rogers Cable Inc.	31	Third Quarter 2004

the debt and the term of the exchange agreements. Amortization for the three months ended September 30, 2004 totaled $1.4 million.

5.	Shareholder’s Equity:

	September 30,	December 31,
(in thousands of dollars)	2004	2003

Capital Stock:
Authorized:
Unlimited Class A common shares, voting
Unlimited Class B common shares, voting
100,000,000 Class B preferred shares
Unlimited prime plus 1.25%, cumulative, first preferred shares, redeemable at $1,000 per share
Unlimited 9.625%, cumulative, third preferred shares, redeemable at $1,000 per share
Unlimited 9.65%, non-cumulative, fourth preferred shares, redeemable at $1,000 per share
Unlimited 9.7%, non-cumulative, fifth preferred shares, redeemable at $1,000 per share
Unlimited 9.75%, non-cumulative, sixth preferred shares, redeemable at $1,000 per share
Unlimited 9.8%, non-cumulative, seventh preferred shares, redeemable at $1,000 per share
Unlimited 8.0%, cumulative, eighth preferred shares, redeemable at fair market value per share of consideration received
Issued:
100,000,000 Class A common shares	$229,014	$229,014
118,166,003 Class B common shares	2,168,808	2,222,808
306,904 fourth preferred shares	1	1
151,800 seventh preferred shares	162,643	162,643

	2,560,466	2,614,466
Contributed surplus	17,579	9,987
Deficit	(2,033,738)	(1,953,743)

Shareholder's Equity	$544,307	$670,710

i)
During the three and nine months ended September 30, 2004, the Company distributed $18.0 million and $54.0 million ($72.0 million for the three and nine months ended September 30, 2003), respectively, to RCI and recorded these amounts as a reduction in the stated capital of the Class B Common shares.

ii)	Stock based compensation

a)
On January 1, 2004, the Company adopted CICA Handbook Section 3870 and recorded a charge to opening retained earnings of $2.9 million for stock options granted to employees on or after January 1, 2002 (Note 1(c)).

During the three and nine months ended September 30, 2004, the Company recorded compensation expense of approximately $0.9 million and $4.6 million, respectively, related to stock options granted to employees. As a

Rogers Cable Inc.	32	Third Quarter 2004

result of the opening adjustment and expense for the period, $7.6 million has been recorded in contributed surplus.

b)
In the three and nine months ended September 30, 2003, based on stock options issued subsequent to January 1, 2002, the stock-based compensation expense for these periods would have been $0.7 million and $1.7 million, respectively. The pro forma loss for the three and nine months ended September 30, 2003 would have been $25.7 million and $57.3 million, respectively, or $0.12 and $0.28 per share, respectively.

c)
The weighted average estimated fair value at the date of the grant for RCI options granted for the three and nine months ended September 30, 2004 was nil (2003 - $0.01) and $11.90 per share (2003 - $10.34), respectively. The “fair value” of each option granted was estimated on the date of the grant using the Black-Scholes Option Pricing Model with the following assumptions:

	Nine Months Ended September 30,
	2004	2003

Risk-free interest rate	4.38%	4.41%
Dividend yield	0.40%	-
Volatility factor of the future expected market price of RCI's Class B Non-Voting shares	45.24%	49.88%
Weighted average expected life of the options	6.1 years	6.6 years

6.	Loss Per Share:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands, except per share amounts)	2004	2003	2004	2003

Numerator:
Loss for the period	$(4,359)	$(25,000)	$(77,056)	$(55,618)
Less dividends on preferred shares	-	(1,504)	-	(4,488)

	$(4,359)	$(26,504)	$(77,056)	$(60,106)

Denominator:
Weighted average common shares outstanding- basic and diluted	218,166	218,166	218,166	218,166
Loss per share for the period - basic and diluted	$(0.02)	$(0.12)	$(0.35)	$(0.28)

7.	Pensions:

For the three and nine months ended September 30, 2004, the Company has made required contributions to the RCI pension plans in the amount of $5.1 million and $8.1 million (2003 $1.0 million and $3.0 million), respectively, resulting in pension expense of the same amount. In addition, the Company recorded expense of $0.1 million and $0.3 million (2003 - nil and

Rogers Cable Inc.	33	Third Quarter 2004

nil) for the three and nine months ended September 30, 2004, respectively, related to supplemental executive retirement plans that are unfunded.

8.	Employee Share Accumulation and Restricted Share Unit Plans:

(a)	Employee Share Accumulation Plan

Effective in the first quarter of 2004, the Company launched an employee share accumulation program that allows employees to voluntarily participate in a share purchase program. Under the terms of the program, employees of the Company can contribute a specified percentage of their regular earnings and through payroll deductions. The designated administrator of the plan then purchases Class B Non-Voting shares of RCI in the open market on behalf of the employee.

At the end of each quarter the Company makes a contribution of 25% of the employee’s contribution in the quarter. The administrator then uses this amount to purchase additional shares of RCI on behalf of the employee, as outlined above.

The Company records its contribution as compensation expense which amounted to $0.1 million and $0.3 million for the three and nine months ended September 30, 2004, respectively.

b)	Restricted Share Unit Plan

Effective March 10, 2004, RCI established the 2004 Restricted Share Unit Plan which enables employees, officers and directors of RCI and participating companies, including the Company to participate in the growth and development of RCI by providing such persons with the opportunity, through Restricted Share Units, to acquire a proprietary interest in RCI. Under the terms of the plan, Restricted Share Units are issued to the participant and the units issued vest over a period not to exceed three years from the grant date.

On the vesting date, RCI shall redeem all of the participants Restricted Share Units in cash or by issuing one Class B Share for each Restricted Share Unit. RCI has reserved 2,344,591 Class B Shares for issuance under this plan.

As at September 30, 2004, 50,916 Restricted Share Units were outstanding related to Units issued on April 20, 2004 to an employee of the Company. These Restricted Share Units vest at the end of three years from the grant date. The Company records compensation expense equally over the vesting period taking into account fluctuations in the market price of the Class B Shares. Compensation expense for the three and nine months ended September 30, 2004 related to these Restricted Units was $0.1 million and $0.2 million, respectively.

Rogers Cable Inc.	34	Third Quarter 2004

9.	Consolidated Statements of Cash Flows - Supplemental Information:

The change in non-cash working capital items are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands of dollars)	2004	2003	2004	2003

Cash provided by (used in):
Decrease (increase) in accounts receivable	$(5,771)	$2,246	$(1,874)	$10,027
Increase (decrease) in accounts payable and accrued liabilities	14,797	29,042	15,938	5,200
Increase (decrease) in unearned revenue	(2,658)	(4,538)	8,842	4,512
Decrease (increase) in other assets	1,154	4,916	(7,346)	3,884
Increase (decrease) in amounts due to parent and affiliated companies, net	(961)	1,373	(3,860)	(17,441)

	$6,561	$33,039	$11,700	$6,182

10.	Related Party Transactions:

The amounts due from (to) Rogers Communications Inc. (“RCI”) and its subsidiaries is comprised of the following:

	September 30,	December 31,
(in thousands of dollars)	2004	2003

RCI	$(4,525)	$(9,757)
Rogers Wireless Inc. ("Rogers Wireless")	(997)	137
Blue Jays	(3)	-
Rogers Media Inc. ("Rogers Media")	(1,397)	(1,162)

	$(6,922)	$(10,782)

The above amounts reflect intercompany charges for capital and operating expenditures that are short term in nature.

Rogers Cable Inc.	35	Third Quarter 2004

A summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts, is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands of dollars)	2004	2003	2004	2003

RCI:
Management fees	$9,787	$8,823	$28,746	$25,972
Interest on notes payable	-	7	-	2,858
Interest related to capital leases	7	62	21	186
Cost of shared operating expenses	21,858	21,694	61,569	60,046
Additions to PP&E	3,924	1,480	9,287	4,395

	35,576	32,066	99,623	93,457
Rogers Cable Investments Limited:
Dividends earned	-	(1,504)	-	(4,488)
Dividends paid	-	1,504	-	4,488

	-	-	-	-
Rogers Wireless:
Wireless services	756	895	2,398	1,782
Wireless equipment and services for resale	5,168	3,816	12,182	9,343
Transmission facilities	(822)	(110)	(1,042)	(330)
Rent expense	1,010	948	3,034	2,779
Consolidated billing services	1,722	381	2,886	1,015
Subscriber activation commissions and customer service	(6,142)	(2,584)	(14,643)	(6,941)
Additions to PP&E	1,011	-	1,011	-

	2,703	3,346	5,826	7,648
Rogers Media:
Access fees	(1,448)	(1,487)	(4,478)	(4,320)
Advertising and production costs	659	968	1,639	2,243
Sales commissions	250	152	815	594
Programming fees	5,178	4,395	15,567	13,594
Production expense	(22)	-	(22)	-

	4,617	4,028	13,521	12,111
Other:
Programming fees paid to related broadcasters	5,287	3,893	14,420	12,057

	5,287	3,893	14,420	12,057

	$48,183	$43,333	$133,390	$125,273

The Company has entered into certain transactions with companies, the partners or senior officers of which are directors of the Company and/or RCI. During the three and nine months ended September 30, 2004 the total amounts paid by us to these related parties for commissions paid on premiums for insurance aggregated nil and $0.3 million, respectively (2003 - $0.1 million and $0.3 million, respectively).

Rogers Cable Inc.	36	Third Quarter 2004

11.	Segmented Information:

For the Three Months Ended September 30, 2004	Cable	Video stores	Corporate items	Consolidated
(in thousands of dollars)	services	operations	and eliminations	totals

Operating revenue	$412,837	$77,449	$(915)	$489,371
Cost of video store sales	-	36,048	-	36,048
Sales and marketing expenses	38,361	29,939	-	68,300
Operating, general and administrative expenses	208,084	4,711	(915)	211,880
Management fees	8,256	1,531	-	9,787
Depreciation and amortization	109,083	3,116	-	112,199

Operating income	$49,053	$2,104	$-	$51,157

Interest:
Long-term debt				(60,909)
Intercompany				(7)
Foreign exchange gain				9,512
Change in the fair value of derivative instruments				(2,713)
Investment and other income (expense)				73
Income tax expense				(1,472)

Loss for the period				$(4,359)

Property, plant and equipment expenditures	$123,078	$3,445	$-	$126,523

For the Three Months Ended September 30, 2003	Cable	Video stores	Corporate items	Consolidated
(in thousands of dollars)	services	operations	and eliminations	totals

Operating revenue	$380,322	$66,144	$(820)	$445,646
Cost of video store sales	-	29,040	-	29,040
Sales and marketing expenses	21,136	28,157	-	49,293
Operating, general and administrative expenses	197,225	3,323	(820)	199,728
Management fees	7,516	1,307		8,823
Depreciation and amortization	120,535	2,403	-	122,938

Operating income	$33,910	$1,914	$-	$35,824

Interest:
Long-term debt				(61,823)
Intercompany				(7)
Intercompany dividends				1,504
Foreign exchange gain				1,507
Investment and other income (expense)				(270)
Income tax expense				(1,735)

Loss for the period				$(25,000)

Property, plant and equipment expenditures	$120,689	$1,392	$-	$122,081

Rogers Cable Inc.	37	Third Quarter 2004

For the Nine Months ended September 30, 2004	Cable	Video stores	Corporate items	Consolidated
(in thousands of dollars)	services	operations	and eliminations	totals

Operating revenue	$1,211,389	$228,276	$(2,374)	$1,437,291
Cost of video store sales	-	105,926	-	105,926
Sales and marketing expenses	94,381	91,539	-	185,920
Operating, general and administrative expenses	617,132	13,064	(2,374)	627,822
Management fees	24,228	4,518	-	28,746
Depreciation and amortization	339,646	8,720	-	348,366

Operating income	$136,002	$4,509	$-	$140,511

Interest:
Long-term debt				(181,842)
Intercompany				(21)
Loss on repayment of long-term debt				(18,013)
Writedown of investment				(494)
Foreign exchange loss				(49,719)
Change in the fair value of derivative instruments				37,119
Investment and other income (expense)				(309)
Income tax expense				(4,288)

Loss for the period				$(77,056)

Property, plant and equipment expenditures	$335,866	$8,743		$344,609

For the Nine Months ended September 30, 2003	Cable	Video stores	Corporate items	Consolidated
(in thousands of dollars)	services	operations	and eliminations	totals

Operating revenue	$1,114,687	$200,836	$(2,493)	$1,313,030
Cost of video store sales	-	91,711	-	91,711
Sales and marketing expenses	61,626	85,167	-	146,793
Operating, general and administrative expenses	580,035	10,233	(2,493)	587,775
Management fees	22,005	3,967	-	25,972
Depreciation and amortization	356,618	6,830	-	363,448

Operating income	$94,403	$2,928	$-	$97,331

Interest:
Long-term debt				(177,754)
Intercompany				(2,858)
Intercompany dividends				4,488
Loss on repayment of long-term debt				(5,945)
Foreign exchange gain				34,843
Investment and other income				97
Income tax expense				(5,820)

Loss for the period				$(55,618)

Property, plant and equipment expenditures	$329,321	$5,804	-	$335,125

Rogers Cable Inc.	38	Third Quarter 2004

12	Subsequent Event:

On September 30, 2004, Rogers Wireless mailed an all cash offer to acquire all of the outstanding equity interests of Microcell Telecommunications Inc. The estimated cash cost is approximately $1.4 billion. The funding for this acquisition will be comprised of the utilization of Rogers Wireless’ cash on hand ($111.3 million as of September 30, 2004), drawdowns under Rogers Wireless’ committed $700.0 million bank credit facility (nil outstanding as of September 30, 2004) and proceeds from a bridge loan from RCI, of up to $900.0 million. The bridge loan will have a term of up to two years from the date of drawdown and will be made on an unsecured subordinated basis. The loan will bear interest at 6% per annum and will be prepayable in whole or in part without penalty. RCI intends to fund the bridge loan of up to $900.0 million using cash on hand, cash proposed to be received from the Company in the form of a return of capital and cash proposed to be received from Rogers Media in the form of a partial repayment of an intercompany advance made to Rogers Media by RCI. Each of the Company and Rogers Media will make drawdowns under their committed bank credit facilities to fund the cash payments to RCI.

Rogers Cable Inc.	39	Third Quarter 2004